UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

cosan limited | CZZ
4th Quarter and Fiscal Year of 2019

4Q19 and 2019 Earnings Release

São Paulo, February 19, 2020 – COSAN LIMITED ("CZZ" or "Company") (NYSE: CZZ) announces today its results for the fourth quarter (October, November, and December) of 2019 (**4Q19**) and the fiscal year of 2019. The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 4Q19 vs. 4Q18 and 2019 vs. 2019, except where indicated differently.

Summary of Financial Information

Executive Summary - CZZ Pro forma[1] BRL mln	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)	2018 (Jan-Dec)	Chg.% 2019/2018
Net Revenue	21,051.2	18,792.9	12.0%	20,866.2	0.9%	79,876.8	65,993.9	21.0%
Gross profit	2,699.5	2,027.4	33.2%	2,755.8	-2.0%	9,911.2	7,506.4	32.0%
EBIT	1,903.0	2,097.6	-9.3%	2,314.8	-17.8%	6,816.5	5,048.2	35.0%
EBITDA[2]	2,972.8	3,025.9	-1.8%	3,380.2	-12.1%	10,904.4	8,362.8	30.4%
Adjusted EBITDA[3]	2,104.0	2,272.5	-7.4%	2,633.6	-20.1%	8,962.7	8,237.3	8.8%
Net Income (Loss)	356.9	783.5	-54.4%	560.8	-36.4%	1,356.9	975.4	39.1%
Adjusted Net Income	(61.9)	186.8	n/a	175.6	n/a	409.5	613.6	-33,3%

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.
Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.
Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S.A., as detailed in its earnings release.

Message from the CEO

By now much of this sounds like old news. Great fear of global recession did not materialize despite swine flu, long-lasting US-China trade war or Brexit issues. Brazilian government passed the pension reform in congress, the country is gradually recovering from 2-year recession and inflation is under control, supporting unprecedented close-to-zero real interest rates. Private-sector GDP was actually more than double the country's 1.2% number in 2019, dragged by public-sector negative performance. All set for a great start. And less than two months later concerns on global growth are back to spotlight due to Coronavirus, oil prices melted down, and Brazilian real weakened.

Come hell or high water, we delivered on guidance once again in 2019. Business environment improved gradually throughout the year in Brazil and Raízen Combustíveis outperformed competition grounded on its consistent strategy. The company also formed a JV with FEMSA to accelerate C-stores expansion and explore proximity ones. Raízen Argentina delivered within guidance range notwithstanding price freezing and elections. Crop-year finishes on March 31st, but effective commercialization strategy supports on-track results for Raízen Energia despite lower availability of sugarcane. Comgás outperformed EBITDA expectations and tariff reviews were concluded, reestablishing regulatory security and paving the way for new opportunities in the space, beyond gas distribution. Moove keeps on consolidating its international expansion and growing across all regions, while leading high performance lubricants production in Brazil. Rumo increased capacity transporting roughly 30% of all the grains produced in the country and won the Norte-Sul concession, adding 1.5 thousand km of railway footprint. Payly, our e-wallet, reached 900 thousand downloads, and we launched Trizzy, another tech-based initiative that aims at changing the way truck drivers interact with shippers, terminals or suppliers going forward.

We spent R$ 3.5 billion buying shares within our portfolio, walking the talk on capital allocation. We tendered R$ 1.8 billion worth of Comgás PN and ON shares as well as USD 160 million CZZ shares. CZZ increased it stakes in RLOG3 (from 72.4% to 73.5%) and CSAN3 (60.3% to 64.3%) buying shares in the market. We take the performance of our shares as an acknowledgement of promises being delivered.

As announced in January, after 10 years I am soon rendering CZZ CEO position to Luis Henrique Guimarães, former Raízen CEO. He will also substitute me at Raízen board. I will continue serving as vice-chairman of CZZ and our controlled companies' boards, as well as leading strategy and people's committees. I'm proud of what we achieved as a group thus far and excited about the opportunities that lay ahead. We built an irreplicable portfolio of assets and people. Planning for succession and creating opportunities to develop our talents is laying the ground to perpetuate success in the years to come.

I'll be around!

Marcos Marinho Lutz
CZZ's CEO

Investor Relations
E-mail: ri@cosan.com.br
Tel: +55 11 3897- 9797 | +1 646 849-9960
Website: ir.cosanlimited.com

CZZ LISTED NYSE

1 de 9

COSAN LIMITED Earnings Release th 4 Quarter and Fiscal Year of 2019 Business Units Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on February 14, 2020 and February 17, 2020, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below: · Cosan S.A. (CSAN3): ir.cosan.com · Cosan Logística (RLOG3): ir.cosanlogistica.com Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below: · Cosan S.A. (CSAN3) (65) Raízen Combustíveis (50%) Fuel Distribution & Downstream Argentina Raízen Energia (50%) Sugar, Ethanol & Bioenergy Production and Commercialization Comgás (99%) Natural Gas Distribution Moove (70%) Lubricants, Base Oils & Specialties Cosan Corporativo (100%) Corporate and Other Investments · Cosan Logística S.A. (RLOG3) (73%) Rumo S.A. (RAIL3) (28%) Logistics Operator Executive Summary 4Q19 2019 was an important year for Brazil. The Pension Reform was approved; unemployment rate declined; the benchmark interest rate hit a record lows, with real interest rate close to zero, creating important conditions for economic growth and a better business environment going forward. Our operations recorded improving results in 2019. This trend was due to a gradual recovery in demand for fuels, higher sugar and ethanol prices, the resumption of regulatory stability in the natural gas industry, and the expansion of our lubricants operations. The positive economic cycle will likely generate good opportunities for 2020. Cosan S.A. (CSAN3): Cosan S.A. Proforma: The pro forma adjusted EBITDA of Cosan S.A. was R$1.4 billion (-8%) in 4Q19 and R$5.6 billion (+12%) in 2019, with growth across all lines of business. Net income mainly adjusted by a nonrecurring gain from JV Raízen Conveniências totaled R$ 392 million in 4Q19 and R$1.6 billion in 2019. Free cash flow to equity (FCFE) reached R$ 2.4 billion in 4Q19 and R$4.5 billion in 2019, and leverage (net debt/pro forma EBITDA, normalized by Comgás’ Regulatory Account and lease effects – IFRS 16) stood at 2.0x. Raízen Combustíveis RC Brazil: RC Brazil: Adjusted EBITDA reached R$ 951 million (+16%) in 4Q19 and R$2.9 billion (+4%) in 2019. The second half of the year was marked by a gradual improvement in demand for fuels. The total volume sold came in 5% higher than in 4Q18. Otto cycle sales were the highlight, namely gasoline, reversing contraction of previous quarters. In 2019, diesel and ethanol sales growth supported 6% increase in total volume. Raízen’s supply and commercialization strategy contributed to improved profitability in the quarter, focused on a long-term customer relationship. RC Argentina: Adjusted EBITDA totaled US$80 million (R$331 million) in 4Q19. Although economic scenario remains under pressure in Argentina, total sales volume came in line with 4Q18, implying some stability in demand. Moreover, gradual and ordered price unfreezing contributed to a partial recovery of the inventory losses recognized in 3Q19. In 4Q19, 79,000 barrels/day were processed (refining utilization ratio of 81%). In the first full year of operations in Argentina, Raízen reached an adjusted EBITDA of US$195 million (R$769 million). Raízen Energia: Adjusted EBITDA reached R$ 628 million (-25%) in 4Q19, following commercialization strategy with a higher concentration in the last quarter of the crop. Higher sales volume and sugar prices in 4Q19 compared to 4Q18 were offset by a lower sales volume of ethanol and higher own costs, mostly affected by an increase in CONSECANA in the period. Crushing period ended in 4Q19 in line with previous crop (60 million tons), but with a 5% improvement in agricultural yield (9.6 tons ATR/ha). Comgás: Normalized adjusted EBITDA stood at R$ 507 million (+9%) in 4Q19. Seasonally sluggish demand in the industrial sector affected volume sold during the quarter, offset by margins adjusted by inflation and an improved sales mix. In 2019, sales volume was negatively impacted by lower demand from some industry segments, partially mitigated by residential and commercial segments expansion resulting from the addition of new clients in the period. Over the last 12 2 de 9 COSAN LIMITED Earnings Release th 4 Quarter and Fiscal Year of 2019 Business Units Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on February 14, 2020 and February 17, 2020, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below: · Cosan S.A. (CSAN3): ir.cosan.com · Cosan Logística (RLOG3): ir.cosanlogistica.com Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below: · Cosan S.A. (CSAN3) (65) Raízen Combustíveis (50%) Fuel Distribution & Downstream Argentina Raízen Energia (50%) Sugar, Ethanol & Bioenergy Production and Commercialization Comgás (99%) Natural Gas Distribution Moove (70%) Lubricants, Base Oils & Specialties Cosan Corporativo (100%) Corporate and Other Investments · Cosan Logística S.A. (RLOG3) (73%) Rumo S.A. (RAIL3) (28%) Logistics Operator Executive Summary 4Q19 2019 was an important year for Brazil. The Pension Reform was approved; unemployment rate declined; the benchmark interest rate hit a record lows, with real interest rate close to zero, creating important conditions for economic growth and a better business environment going forward. Our operations recorded improving results in 2019. This trend was due to a gradual recovery in demand for fuels, higher sugar and ethanol prices, the resumption of regulatory stability in the natural gas industry, and the expansion of our lubricants operations. The positive economic cycle will likely generate good opportunities for 2020. Cosan S.A. (CSAN3): Cosan S.A. Proforma: The pro forma adjusted EBITDA of Cosan S.A. was R$1.4 billion (-8%) in 4Q19 and R$5.6 billion (+12%) in 2019, with growth across all lines of business. Net income mainly adjusted by a nonrecurring gain from JV Raízen Conveniências totaled R$ 392 million in 4Q19 and R$1.6 billion in 2019. Free cash flow to equity (FCFE) reached R$ 2.4 billion in 4Q19 and R$4.5 billion in 2019, and leverage (net debt/pro forma EBITDA, normalized by Comgás’ Regulatory Account and lease effects – IFRS 16) stood at 2.0x. Raízen Combustíveis RC Brazil: RC Brazil: Adjusted EBITDA reached R$ 951 million (+16%) in 4Q19 and R$2.9 billion (+4%) in 2019. The second half of the year was marked by a gradual improvement in demand for fuels. The total volume sold came in 5% higher than in 4Q18. Otto cycle sales were the highlight, namely gasoline, reversing contraction of previous quarters. In 2019, diesel and ethanol sales growth supported 6% increase in total volume. Raízen’s supply and commercialization strategy contributed to improved profitability in the quarter, focused on a long-term customer relationship. RC Argentina: Adjusted EBITDA totaled US$80 million (R$331 million) in 4Q19. Although economic scenario remains under pressure in Argentina, total sales volume came in line with 4Q18, implying some stability in demand. Moreover, gradual and ordered price unfreezing contributed to a partial recovery of the inventory losses recognized in 3Q19. In 4Q19, 79,000 barrels/day were processed (refining utilization ratio of 81%). In the first full year of operations in Argentina, Raízen reached an adjusted EBITDA of US$195 million (R$769 million). Raízen Energia: Adjusted EBITDA reached R$ 628 million (-25%) in 4Q19, following commercialization strategy with a higher concentration in the last quarter of the crop. Higher sales volume and sugar prices in 4Q19 compared to 4Q18 were offset by a lower sales volume of ethanol and higher own costs, mostly affected by an increase in CONSECANA in the period. Crushing period ended in 4Q19 in line with previous crop (60 million tons), but with a 5% improvement in agricultural yield (9.6 tons ATR/ha). Comgás: Normalized adjusted EBITDA stood at R$ 507 million (+9%) in 4Q19. Seasonally sluggish demand in the industrial sector affected volume sold during the quarter, offset by margins adjusted by inflation and an improved sales mix. In 2019, sales volume was negatively impacted by lower demand from some industry segments, partially mitigated by residential and commercial segments expansion resulting from the addition of new clients in the period. Over the last 12 2 de 9

COSAN LIMITED Earnings Release th 4 Quarter and Fiscal Year of 2019 months, 103,000 new households and 980 commercial clients were added. In 2019, normalized adjusted EBITDA totaled R$2.2 billion (+16%). Moove: EBITDA adjusted by an asset divestment totaled R$83 million (+37%) in 4Q19. This result reflects improved operational performance across all markets of operations, offset by a concentration of selling expenses in the period. In 2019, Adjusted EBITDA reached R$321 million (+36%) with 15% higher volumes sold. Cosan Logística S.A. (RLOG3): Rumo’s transported volumes increased 7% yearly in 2019, reaching 60.1 billion RTK. 4T19 volumes expanded 0.4%, reflecting volatility dynamic throughout the year. First quarter export volumes were rather strong due to soybean crop anticipation. Operation restrictions in February and March, however, prevented Rumo from fully capturing those volumes. Second quarter volumes instead were negatively affected by lower exports driven by lower demand in China, and market share gains were not enough to offset. Record-high corn crop in Brazil more than doubled exports in the July-November season. Rumo’s corn volumes increased 17% in that period, more than offsetting lower soybean volumes of first half. Limited corn volumes left to be transported in December within Rumo’s area of influence explain lower quarterly expansion. Rumo gained 1p.p. of market share in Santos, reaching 54% in 2019. Market share gains were constrained by operational restrictions in first half and market expansion beyond capacity in second half. Rumo Adjusted EBITDA (including IFRS 16) reached R$ 897 million (+4%) in 4Q19 and R$ 3,829 million in 2019 (+9%). Adjusted numbers (excluding Malha Central for proper comparison) reached R$ 913 million (+6%) and R$ 3,857 million in 2019 (+10%). Weaker 4Q19 reflect lower volumes in December, while yearly performance is explained by higher volumes and cost efficiency, resulting 1.1 p.p. higher EBITDA margin (54%) in 2019. Net income totaled R$ 202 million during 4Q19 and R$ 786 million in 2019. Adjusting for Malha Central, net income would have been R$ 907 million, growing threefold versus previous year. Free cash before borrowing and amortizations reached R$ 688 million on higher EBITDA and lower financial expenses, while Broad Net Debt/EBITDA closed the year at 1.8x. Soybean production is expected to reach another record growing 9% in 2020. Exports, however, are unlikely to grow accordingly, depending on Chinese imports, but Rumo expects to regain market affected by operational constraints last year. In turn, corn production are expected to be slightly smaller (-1%) yearly, with lower exports, to be offset by market-share gains potential as well. The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center. 3 de 9 COSAN LIMITED Earnings Release th 4 Quarter and Fiscal Year of 2019 months, 103,000 new households and 980 commercial clients were added. In 2019, normalized adjusted EBITDA totaled R$2.2 billion (+16%). Moove: EBITDA adjusted by an asset divestment totaled R$83 million (+37%) in 4Q19. This result reflects improved operational performance across all markets of operations, offset by a concentration of selling expenses in the period. In 2019, Adjusted EBITDA reached R$321 million (+36%) with 15% higher volumes sold. Cosan Logística S.A. (RLOG3): Rumo’s transported volumes increased 7% yearly in 2019, reaching 60.1 billion RTK. 4T19 volumes expanded 0.4%, reflecting volatility dynamic throughout the year. First quarter export volumes were rather strong due to soybean crop anticipation. Operation restrictions in February and March, however, prevented Rumo from fully capturing those volumes. Second quarter volumes instead were negatively affected by lower exports driven by lower demand in China, and market share gains were not enough to offset. Record-high corn crop in Brazil more than doubled exports in the July-November season. Rumo’s corn volumes increased 17% in that period, more than offsetting lower soybean volumes of first half. Limited corn volumes left to be transported in December within Rumo’s area of influence explain lower quarterly expansion. Rumo gained 1p.p. of market share in Santos, reaching 54% in 2019. Market share gains were constrained by operational restrictions in first half and market expansion beyond capacity in second half. Rumo Adjusted EBITDA (including IFRS 16) reached R$ 897 million (+4%) in 4Q19 and R$ 3,829 million in 2019 (+9%). Adjusted numbers (excluding Malha Central for proper comparison) reached R$ 913 million (+6%) and R$ 3,857 million in 2019 (+10%). Weaker 4Q19 reflect lower volumes in December, while yearly performance is explained by higher volumes and cost efficiency, resulting 1.1 p.p. higher EBITDA margin (54%) in 2019. Net income totaled R$ 202 million during 4Q19 and R$ 786 million in 2019. Adjusting for Malha Central, net income would have been R$ 907 million, growing threefold versus previous year. Free cash before borrowing and amortizations reached R$ 688 million on higher EBITDA and lower financial expenses, while Broad Net Debt/EBITDA closed the year at 1.8x. Soybean production is expected to reach another record growing 9% in 2020. Exports, however, are unlikely to grow accordingly, depending on Chinese imports, but Rumo expects to regain market affected by operational constraints last year. In turn, corn production are expected to be slightly smaller (-1%) yearly, with lower exports, to be offset by market-share gains potential as well. The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center. 3 de 9

COSAN LIMITED

Earnings Release
4th Quarter and Fiscal Year of 2019

Main Operational and Financial Metrics

Raízen Combustíveis - Brazil

	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)	2018 (Jan-Dec)	Chg.% 2019/2018
Otto Cycle Volume (Gasoline+Ethanol) ('000 cbm)	3,284	3,109	6%	3,049	8%	12,268	11,592	6%
Gasoline Equivalent[4] Volume ('000 cbm)	2,946	2,779	6%	2,746	7%	11,032	10,518	5%
Diesel Volume ('000 cbm)	3,233	3,014	7%	3,346	-3%	12,540	11,760	7%
Adjusted EBITDA Margin[5] (BRL/cbm)	133	120	11%	91	46%	105	107	-2%
Adjusted EBIT[5] (BRL/cbm)	104	95	10%	63	66%	76	81	-6%

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0,7221.

Note 5: Excludes asset sale and other non-recurring items. From 1Q18 onwards includes asset amortization arising from contracts with clients.

Raizen Combustíveis – Argentina

	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)
Processed Volume ('000 BBL/day)	79	76	4%	84	-6%	85
Total Volume Sold ('000 cbm)	1,520	1,526	0%	1,696	-10%	6,299
EBITDA (USD mln)	80	22	n/a	6	n/a	195

Raízen Energia

	4Q19 (Apr-Dec)	4Q18 (Apr-Dec)	Chg.% 4Q19/4Q18	2019/20 (Oct-Dec)	2018/19 (Oct-Dec)	Chg.% 19/20x18/19
Sugarcane Crushed (mln mt)	12.2	13.0	-6%	59.6	59.6	0%
TRS/ha	9.0	7.7	17%	9.6	9.1	5%
Sugar/Ethanol Production Mix	46% x 54%	45% X 55%	n/a	49% x 51%	47% x 53%	n/a
Adjusted EBITDA[6] (BRL mln)	628	835	-25%	1,878	1,964	-4%

Note 6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)	2018 (Jan-Dec)	Chg.% 2019/2018
Total Sales Volume (cbm) Ex-Thermal	1,113	1,151	-3%	1,147	-3%	4,512	4,543	-1%
Normalized Adjusted EBITDA[7] (BRL mln)	507	465	9%	653	-22%	2,241	1,938	16%
IFRS EBITDA (BRL mln)	634	1,093	-42%	761	-17%	2,521	2,186	15%

Note 7: Includes the effect from the regulatory Current Account.

Moove

	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)	2018 (Jan-Dec)	Chg.% 2019/2018
Total Sales Volume[8] ('000 cbm)	94	83	13%	107	-12%	398	346	15%
Adjusted EBITDA (BRL mln)	83	61	37%	80	4%	321	237	36%

Note 8: Considering the volume sold of lubricants and base oil.

Rumo

Operating and Financial Performance Index	4Q18	4Q19	Chg. %	2018	2019	Chg. %
Consolidated						
Operating ratio[9]	75%	73%	-2.7%	73%	71%	-3.1%
Diesel consumption (liters/ '000 GTK)	4.07	3.83	-5.9%	4.16	3.93	-5.5%
Rail accidents (MM Train/Km)	14.5	16.6	14.5%	14.5	16.3	12.4%
Personal accidents (accidents /MM MHW)	0.25	0.00	-	0.25	0.13	-48.0%
North Operation						
Cycle of railcars (days)	10.0	9.7	-3.0%	10.2	9.9	-2.9%
South Operation						
Cycle of railcars (days)	7.4	6.9	-6.8%	7.6	7.9	3.9%

Note 9: Only considers the variable costs of railway operations.

4 de 9

COSAN LIMITED

Earnings Release
4th Quarter and Fiscal Year of 2019

Cosan Corporate Results

The following table provides a breakdown of the 4Q19 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column "Cosan S.A. Accounting", the "Adjustments & Eliminations" column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit[10] 4Q19	Raizen Combustiveis[11]	Raizen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raizen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	26,697.9	7,932.5	2,529.8	906.7	(0.0)	(34,630.4)	0.0	3,436.6	1,664.3	0.1	(13.5)	5,087.5
Cost of Goods and Services Sold	(25,060.9)	(7,447.8)	(1,686.3)	(699.2)	-	32,508.8	(0.0)	(2,385.6)	(1,092.0)	(0.4)	13.5	(3,464.5)
Gross Profit	1,637.0	484.7	843.5	207.5	(0.0)	(2,121.7)	-	1,051.0	572.3	(0.3)	-	1,623.0
Gross Margin (%)	*6.1%*	*6.1%*	*33.3%*	*22.9%*	*n/a*	*6.1%*	*n/a*	*30.6%*	*34.4%*	*n/a*	n/a	*31.9%*
Selling Expenses	(589.5)	(248.8)	(158.6)	(123.2)	(3.5)	838.3	-	(285.4)	(4.8)	(0.1)	-	(290.2)
General and Administrative Expenses	(130.2)	(174.1)	(133.1)	(50.7)	(60.2)	304.3	-	(244.0)	(94.5)	(22.3)	-	(360.8)
Other Operating Income (Expenses)	1,124.2	4.0	(34.2)	31.8	(103.4)	(1,128.2)	-	(105.8)	(16.8)	(0.0)	(0.0)	(122.6)
Equity Pick-up	5.0	(9.1)	-	(0.5)	960.3	4.1	(336.3)	623.6	5.6	511.9	(512.1)	628.9
Depreciation and Amortization	225.6	756.6	116.2	20.5	3.8	(982.3)	-	140.5	434.0	0.4	(0.0)	574.8
EBITDA	2,272.1	813.3	633.7	85.4	797.0	(3,085.4)	(336.3)	1,179.8	895.7	489.6	(512.1)	2,053.0
EBITDA Margin (%)	*8.5%*	*10.3%*	*25.1%*	*9.4%*	*n/a*	*8.9%*	*n/a*	*34.3%*	*53.8%*	*n/a*	*n/a*	*40.4%*
Financial result	(179.9)	(166.9)	(64.3)	(56.1)	(39.6)	346.8	-	(160.0)	(314.6)	(132.4)	(41.8)	(648.9)
Income and Social Contribution Taxes	(526.4)	51.8	(106.2)	(20.4)	4.8	474.6	-	(121.8)	54.3	(0.2)	14.2	(53.4)
Non-controlling Interest	(17.1)	(18.8)	(2.9)	3.7	2.4	35.9	-	3.2	(146.0)	0.3	(308.2)	(450.8)
Discontinued operations	-	-	-	-	31.8	-	-	31.8	-	-	-	31.8
Net Income	1,323.0	(77.2)	344.2	(7.9)	792.5	(1,245.9)	(336.3)	792.5	55.3	356.9	(847.9)	356.8

Earnings by Business Unit[10] 2019	Raizen Combustiveis[11]	Raizen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raizen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	100,514.2	28,835.3	9,514.2	4,046.3	0.0	(129,349.5)	-0.1	13,560.4	7,087.8	(0.1)	(37.0)	20,611.4
Cost of Goods and Services Sold	(95,477.4)	(26,952.0)	(6,402.3)	(3,185.7)	-	122,429.3	0.1	(9,588.0)	(4,608.8)	(0.4)	37.0	(14,160.2)
Gross Profit	5,036.8	1,883.3	3,111.9	860.6	0.0	(6,920.1)	-	3,972.4	2,479.1	(0.3)	0.0	6,451.2
Gross Margin (%)	*5.0%*	*6.5%*	*32.7%*	*21.3%*	*n/a*	*5.3%*	*0.0%*	*29.3%*	*35.0%*	*n/a*	n/a	*31.3%*
Selling Expenses	(2,203.0)	(866.3)	(614.5)	(492.5)	(8.8)	3,069.3	-	(1,115.8)	(7.0)	(0.1)	(0.0)	(1,122.9)
General and Administrative Expenses	(610.8)	(621.8)	(404.4)	(173.2)	(218.7)	1,232.7	-	(796.3)	(364.6)	(75.2)	(0.0)	(1,236.1)
Other Operating Income (Expenses)	1,884.3	136.7	(31.5)	31.8	428.5	(2,021.0)	-	428.8	(24.1)	(0.0)	(0.0)	404.7
Equity Pick-up	5.0	(12.2)	-	0.4	2,416.8	7.2	(1,306.4)	1,110.8	21.9	1,534.4	(1,534.4)	1,132.6
Depreciation and Amortization	792.7	2,833.2	459.6	97.8	12.9	(3,625.9)	-	570.3	1,716.1	1.4	0.0	2,287.8
EBITDA	4,904.9	3,352.9	2,521.0	324.9	2,630.7	(8,257.8)	(1,306.4)	4,170.2	3,821.5	1,460.2	(1,534.4)	7,917.4
EBITDA Margin (%)	*4.9%*	*11.6%*	*26.5%*	*8.0%*	*n/a*	*6.4%*	*n/a*	*30.8%*	*53.9%*	*n/a*	*n/a*	*38.4%*
Financial result	(536.9)	(759.4)	(180.4)	(96.8)	(121.6)	1,296.2	-	(398.8)	(1,197.8)	(130.2)	(240.8)	(1,967.6)
Income and Social Contribution Taxes	(1,040.5)	117.4	(588.4)	(55.2)	(85.2)	923.2	-	(728.8)	(129.2)	(3.4)	81.9	(779.6)
Non-controlling Interest	(67.2)	(61.5)	(37.3)	(24.0)	3.4	128.7	-	(57.9)	(621.0)	(8.8)	(889.3)	(1,577.0)
Discontinued operations	-	-	-	-	11.0	-	-	11.0	-	-	-	11.0
Net Income	2,467.7	(183.8)	1,255.4	51.1	2,425.4	(2,283.9)	(1,306.4)	2,425.4	157.3	1,316.3	(2,582.6)	1,316.4

Note 10: As of 1Q18, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 15 and IFRS 9), as detailed in the quarterly financial statements as of March 31, 2018.
Note 11: Raizen Combustíveis EBITDA does not include equity pick-up results from Raizen Argentina.

5 de 9

COSAN LIMITED

Earnings Release
4th Quarter and Fiscal Year of 2019

Loans and Financing

On December 31, 2019, Cosan Limited's (CZZ Corporate) gross debt totaled R$ 3.7 billion, in line with 3Q19. Cash and cash equivalents came to R$ 433 million in 4Q19, compared to R$ 1.4 billion at the close of the 3Q19. The decrease in CZZ Corporate cash position in the end of the quarter reflects the acquisition of R$ 962 million worth of Cosan S.A. shares.

CZZ Corporate's net debt ended the period at R$ 3.2 billion (ex-IRFS 16).

Loans and Financing 4Q19 BRL mln	Comgás	Moove	Cosan S.A. Corporate	Cosan S.A. Consolidated	Raizen Energia (50%)	Raizen Combustiveis (50%)	Cosan S.A. Consolidated Pro forma	Cosan Logistica	Cosan Limited Corporate	CZZ Pro forma
Opening balance of pro forma net debt	**348.1**	**3.9**	**4,961.6**	**5,313.6**	**4,939.1**	**1,961.4**	**12,214.1**	**6,505.0**	**2,253.8**	**20,972.8**
Cash, cash equivalents and marketable securities	2,675.8	743.6	1,323.8	4,743.1	1,490.5	967.4	7,201.0	2,578.1	1,445.3	11,224.5
Gross Debt	**3,023.9**	**747.5**	**6,285.4**	**10,056.7**	**6,429.6**	**2,928.8**	**19,415.1**	**9,083.0**	**3,699.1**	**32,197.3**
Cash items	**1,756.0**	**(122.9)**	**(28.8)**	**1,604.3**	**937.5**	**(91.8)**	**2,450.1**	**856.5**	**0.3**	**3,306.8**
Funding	1,996.4	417.5	(8.7)	2,405.1	1,480.2	0.2	3,885.5	1,104.4	-	4,989.9
Payment of principal on loans and borrowings	(133.9)	(549.2)	7.7	(675.4)	(460.4)	(52.4)	(1,188.1)	(190.1)	-	(1,378.2)
Payment of Interest on loans borrowings	(136.2)	(11.4)	(36.2)	(183.8)	(82.3)	(39.5)	(305.7)	(57.8)	-	(363.6)
Derivatives	29.8	20.2	8.4	58.4	-	-	58.4	-	0.3	58.7
Noncash items	**90.3**	**30.5**	**(174.5)**	**(53.8)**	**108.9**	**123.5**	**178.6**	**157.4**	**6.0**	**342.1**
Provision for interest (accrual)	65.8	6.3	110.1	182.2	72.1	30.8	285.1	171.5	54.9	511.4
Monetary variation and MTM adjustment of debt	36.8	23.2	(266.2)	(206.2)	121.2	5.9	(79.1)	(30.1)	(41.0)	(150.2)
Exchange variation, net of derivatives	(12.3)	1.0	(18.4)	(29.7)	(84.5)	86.8	(27.3)	16.0	(7.9)	(19.2)
Closing balance of gross debt	**4,870.2**	**655.1**	**6,082.0**	**11,607.3**	**7,476.0**	**2,960.5**	**22,043.8**	**10,096.9**	**3,705.5**	**35,846.2**
Cash, cash equivalents and marketable securities	1,283.6	654.5	5,501.6	7,439.7	1,357.5	651.2	9,448.4	3,714.9	433.2	13,596.5
Closing balance of pro forma net debt	**3,586.6**	**0.6**	**580.4**	**4,167.6**	**6,118.5**	**2,309.3**	**12,595.3**	**6,382.1**	**3,272.3**	**22,249.7**
Obligations due to preferred shareholders of subsidiaries	-	-	611.5	611.5	-	-	611.5	-	-	611.5
Leasing (IFRS 16)	10.8	19.1	19.3	49.3	1,752.3	271.8	2,073.4	4,099.5	7.8	6,180.8
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	**3,597.4**	**19.7**	**1,211.3**	**4,828.4**	**7,870.7**	**2,581.1**	**15,280.3**	**10,481.6**	**3,272.3**	**29,042.0**

6 de 9

COSAN LIMITED

Earnings Release
4th Quarter and Fiscal Year of 2019

Cash Flow Reconciliation

Cash Flow Statement 4Q19 BRL mln	Comgás	Moove	Cosan S.A. Corporate	Eliminations	Cosan S.A.	Raizen Combined	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited Corporate	Eliminations	CZZ Proforma
EBITDA	**633.7**	**85.4**	**797.0**	**(336.3)**	**1,179.8**	**1,542.7**	**(622.9)**	**2,099.6**	**895.7**	**488.6**	**(511.1)**	**2,972.8**
Noncash impacts on EBITDA	44.6	(12.6)	(860.8)	336.3	(492.6)	(459.0)	622.9	(328.7)	4.4	(496.5)	511.1	(309.7)
Changes in assets and liabilities	(102.1)	(18.6)	392.4	(24.5)	247.2	(486.7)	-	(239.5)	60.5	(0.1)	-	(179.1)
Operating financial result	23.3	2.7	0.7	-	26.6	78.5	-	105.1	38.5	(5.7)	-	138.0
Operating Cash Flow	**599.5**	**56.9**	**329.2**	**(24.5)**	**961.1**	**675.5**	**-**	**1,636.6**	**999.1**	**(13.7)**	**-**	**2,622.0**
CAPEX	(247.6)	(14.4)	(4.7)	-	(266.7)	(419.1)	-	(685.8)	(565.1)	(0.1)	-	(1,251.0)
Other	-	0.4	1,482.8	(1,487.1)	(3.9)	(745.8)	-	(749.7)	6.9	(17.6)	-	(760.4)
Cash Flow from Investing Activities	**(247.6)**	**(14.0)**	**1,478.0**	**(1,487.1)**	**(270.6)**	**(1,164.9)**	**-**	**(1,435.6)**	**(558.2)**	**(17.7)**	**-**	**(2,011.4)**
Funding	1,996.4	417.4	0.0	-	2,413.8	1,480.4	-	3,894.2	1,104.4	-	-	4,998.6
Loans amortization (Principal)	(133.9)	(548.8)	-	-	(682.7)	(517.6)	-	(1,200.3)	(215.2)	(0.0)	-	(1,415.5)
Loans amortization (Interest)	(136.2)	(11.4)	(42.8)	-	(190.4)	(124.0)	-	(314.4)	(74.3)	-	-	(388.8)
Leasing amortization (IFRS16)	(0.9)	(1.4)	(0.4)	-	(2.6)	(190.0)	-	(192.6)	(119.3)	(0.2)	-	(312.1)
Derivatives	29.8	20.2	8.8	-	58.8	-	-	58.8	-	0.3	-	59.1
Other	(1,499.7)	(0.0)	6.4	1,487.1	(6.1)	0.9	-	(5.2)	(0.0)	(954.5)	-	(959.7)
Cash Flow from Financing Activities	**255.5**	**(124.0)**	**(28.0)**	**1,487.1**	**1,590.7**	**649.7**	**-**	**2,240.4**	**695.6**	**(954.4)**	**-**	**1,981.6**
Dividends received	**-**	**0.0**	**2,551.3**	**(1,957.2)**	**594.1**	**0.5**	(587.2)	**7.4**	**0.5**	**-**	**-**	**7.9**
Free Cash Flow to Equity	**607.5**	**(81.0)**	**4,330.6**	**(1,981.7)**	**2,875.3**	**160.8**	(587.2)	**2,448.9**	**1,137.0**	**(985.8)**	**-**	**2,600.1**
Cosan S.A	-	-	(140.0)	-	(140.0)	-	587.2	447.2	-	(0.8)	-	446.4
Cosan Limited	(1,999.6)	0	0	1,981.7	(17.9)	-	-	(17.9)	0	0	0	(17.9)
Non-controlling Shareholders	-	-	-	-	-	(587.4)	-	(587.4)	-	-	-	(587.4)
Dividends paid	**(1,999.6)**	**-**	**(140.0)**	**1,981.7**	**(157.9)**	**(587.4)**	**587.2**	**(158.1)**	**-**	**(0.8)**	**-**	**(158.9)**
Exchange variation impact on cash and cash equivalents	-	(8.1)	(12.8)	-	(20.9)	(22.5)	-	(43.4)	(0.2)	(25.5)	-	(69.1)
Cash Generation (Burn) in the Period	**(1,392.1)**	**(89.1)**	**4,177.8**	**0.0**	**2,696.6**	**(449.2)**	**-**	**2,247.4**	**1,136.8**	**(1,012.1)**	**-**	**2,372.1**

7 de 9

COSAN LIMITED
Earnings Release
4th Quarter and Fiscal Year of 2019

Financial Statements

Cosan Limited – Accounting

Indicators BRL mln	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)	2018 (Jan-Dec)	Chg.% 2019/2018
EBITDA	**2,053.0**	**2,548.0**	**-19.4%**	**2,626.0**	**-21.8%**	**7,917.4**	**6,522.1**	**21.4%**
Investments	**949.5**	**632.4**	**50.1%**	**618.6**	**53.5%**	**2,939.4**	**2,649.3**	**11.0%**

Income Statement for the Period BRL mln	4Q19 (Oct-Dec)	4Q18 (Oct-Dec)	Chg.% 4Q19/4Q18	3Q19 (Jul-Sep)	Chg.% 4Q19/3Q19	2019 (Jan-Dec)	2018 (Jan-Dec)	Chg.% 2019/2018
Net Revenue	**5,087.5**	**4,439.3**	**14.6%**	**5,731.2**	**-11.2%**	**20,611.4**	**16,834.8**	**22.4%**
Cost of Goods and Services Sold	**(3,464.5)**	**(3,278.8)**	**5.7%**	**(3,764.8)**	**-8.0%**	**(14,160.2)**	**(12,108.3)**	**16.9%**
Gross profit	**1,623.0**	**1,160.4**	**39.9%**	**1,966.4**	**-17.5%**	**6,451.2**	**4,726.5**	**36.5%**
Selling, general & administrative expenses	(651.0)	(560.8)	16.1%	(636.2)	2.3%	(2,358.9)	(1,994.8)	18.3%
Other net operating income (expenses)	(122.6)	827.0	n/a	537.2	n/a	404.7	747.3	-45.8%
Financial results	(648.9)	180.2	n/a	(484.8)	33.8%	(1,967.6)	(1,598.4)	23.1%
Equity Pick-up	628.9	546.9	15.0%	163.6	n/a	1,132.6	991.3	14.3%
Expenses with income and social contribution taxes	(53.4)	(574.1)	-90.7%	(387.5)	-86.2%	(779.6)	(760.5)	2.5%
Non-controlling interest	(450.8)	(789.2)	-42.9%	(587.8)	-23.3%	(1,577.0)	(1,107.7)	42.4%
Discontinued operations	31.8	(7.1)	n/a	(10.2)	n/a	11.0	(28.2)	n/a
Net Income (Loss)	**356.9**	**783.5**	**-54.4%**	**560.8**	**-36.4%**	**1,316.4**	**975.4**	**35.0%**

Balance Sheet BRL mln	4Q19 12/31/19	3Q19 09/30/19
Cash and cash equivalents	8,472	6,413
Marketable Securities	3,116	2,353
Trade accounts receivable	1,786	2,025
Inventories	787	794
Derivative financial instruments	3,824	4,328
Other current assets	1,686	2,219
Other non-current assets	9,123	9,139
Investments	7,927	7,942
Property, plant and equipment	12,153	11,834
Intangible assets	16,844	16,880
Total Assets	**65,718**	**63,927**
Loans and borrowings	29,052	26,807
Financial instruments and derivatives	81	56
Trade accounts payable	2,190	2,197
Payroll	381	393
Other current liabilities	2,797	2,778
Other non-current liabilities	14,976	15,096
Shareholders' Equity	**16,240**	**16,600**
Total Liabilities	**65,718**	**63,927**

8 de 9

COSAN LIMITED Earnings Release th 4 Quarter and Fiscal Year of 2019 Financial Statement including Raízen Cosan Limited Proforma (including 50% of Raízen) Indicators 4Q19 4Q18 Chg.% 3Q19 Chg.% 2019 2018 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q19/4Q18 (Jul-Sep) 4Q19/3Q19 (Jan-Dec) (Jan-Dec) 2019/2018 2,972.8 3,025.9 -1.8% 3,380.2 -12.1% 10,904.4 8,362.8 30.4% EBITDA 2,104.0 2,272.5 -7.4% 2,633.6 -20.1% 8,962.7 8,237.3 8.8% Adjusted EBITDA 1,433.9 1,113.1 28.8% 1,069.2 34.1% 5,061.1 4,434.3 14.1% Investments Income Statement for the Period 4Q19 4Q18 Chg.% 3Q19 Chg.% 2019 2018 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q19/4Q18 (Jul-Sep) 4Q19/3Q19 (Jan-Dec) (Jan-Dec) 2019/2018 21,051.2 18,792.9 12.0% 20,866.2 0.9% 79,876.8 65,993.9 21.0% Net Revenue (18,367.4) (16,765.5) 9.6% (18,110.4) 1.4% (69,981.3) (58,487.5) 19.7% Cost of Goods and Services Sold 2,683.8 2,027.4 32.4% 2,755.8 -2.6% 9,895.5 7,506.4 31.8% Gross profit (1,222.1) (1,059.4) 15.4% (1,186.8) 3.0% (4,508.9) (3,727.5) 21.0% Selling, general & administrative expenses 441.3 1,129.7 -60.9% 745.7 -40.8% 1,429.9 1,269.3 12.7% Other net operating income (expenses) (822.3) 184.3 n/a (661.7) 24.3% (2,615.7) (1,984.4) 31.8% Financial results 3.9 50.4 -92.3% 12.5 -68.8% (12.9) 55.4 n/a Equity Pick-up Expenses with income and social (290.7) (746.6) -61.1% (485.4) -40.1% (1,241.2) (981.5) 26.5% contribution taxes (468.7) (794.9) -41.0% (609.3) -23.1% (1,641.4) (1,133.9) 44.8% Non-controlling interest 31.8 (7.1) n/a (10.2) n/a 11.0 (28.2) n/a Discontinued operations 356.9 783.5 -54.4% 560.8 -36.4% 1,316.3 975.4 34.9% Net Income (Loss) Balance Sheet 4Q19 3Q19 BRL mln 12/31/19 09/30/19 10,408 8,762 Cash and cash equivalents 3,188 2,462 Marketable Securities 3,603 3,837 Trade accounts receivable 5,137 4,767 Inventories 5,104 5,761 Derivative financial instruments 4,947 4,927 Other current assets 14,825 14,749 Other non-current assets 1,005 654 Investments 20,767 20,480 Property, plant and equipment 19,956 19,969 Intangible assets 88,940 86,368 Total Assets 40,208 37,073 Loans and borrowings 707 553 Financial instruments and derivatives 6,497 6,508 Trade accounts payable 625 657 Payroll 5,500 6,159 Other current liabilities 18,988 18,654 Other non-current liabilities 16,415 16,764 Shareholders' Equity 88,940 86,368 Total Liabilities 9 de 9 COSAN LIMITED Earnings Release th 4 Quarter and Fiscal Year of 2019 Financial Statement including Raízen Cosan Limited Proforma (including 50% of Raízen) Indicators 4Q19 4Q18 Chg.% 3Q19 Chg.% 2019 2018 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q19/4Q18 (Jul-Sep) 4Q19/3Q19 (Jan-Dec) (Jan-Dec) 2019/2018 2,972.8 3,025.9 -1.8% 3,380.2 -12.1% 10,904.4 8,362.8 30.4% EBITDA 2,104.0 2,272.5 -7.4% 2,633.6 -20.1% 8,962.7 8,237.3 8.8% Adjusted EBITDA 1,433.9 1,113.1 28.8% 1,069.2 34.1% 5,061.1 4,434.3 14.1% Investments Income Statement for the Period 4Q19 4Q18 Chg.% 3Q19 Chg.% 2019 2018 Chg.% BRL mln (Oct-Dec) (Oct-Dec) 4Q19/4Q18 (Jul-Sep) 4Q19/3Q19 (Jan-Dec) (Jan-Dec) 2019/2018 21,051.2 18,792.9 12.0% 20,866.2 0.9% 79,876.8 65,993.9 21.0% Net Revenue (18,367.4) (16,765.5) 9.6% (18,110.4) 1.4% (69,981.3) (58,487.5) 19.7% Cost of Goods and Services Sold 2,683.8 2,027.4 32.4% 2,755.8 -2.6% 9,895.5 7,506.4 31.8% Gross profit (1,222.1) (1,059.4) 15.4% (1,186.8) 3.0% (4,508.9) (3,727.5) 21.0% Selling, general & administrative expenses 441.3 1,129.7 -60.9% 745.7 -40.8% 1,429.9 1,269.3 12.7% Other net operating income (expenses) (822.3) 184.3 n/a (661.7) 24.3% (2,615.7) (1,984.4) 31.8% Financial results 3.9 50.4 -92.3% 12.5 -68.8% (12.9) 55.4 n/a Equity Pick-up Expenses with income and social (290.7) (746.6) -61.1% (485.4) -40.1% (1,241.2) (981.5) 26.5% contribution taxes (468.7) (794.9) -41.0% (609.3) -23.1% (1,641.4) (1,133.9) 44.8% Non-controlling interest 31.8 (7.1) n/a (10.2) n/a 11.0 (28.2) n/a Discontinued operations 356.9 783.5 -54.4% 560.8 -36.4% 1,316.3 975.4 34.9% Net Income (Loss) Balance Sheet 4Q19 3Q19 BRL mln 12/31/19 09/30/19 10,408 8,762 Cash and cash equivalents 3,188 2,462 Marketable Securities 3,603 3,837 Trade accounts receivable 5,137 4,767 Inventories 5,104 5,761 Derivative financial instruments 4,947 4,927 Other current assets 14,825 14,749 Other non-current assets 1,005 654 Investments 20,767 20,480 Property, plant and equipment 19,956 19,969 Intangible assets 88,940 86,368 Total Assets 40,208 37,073 Loans and borrowings 707 553 Financial instruments and derivatives 6,497 6,508 Trade accounts payable 625 657 Payroll 5,500 6,159 Other current liabilities 18,988 18,654 Other non-current liabilities 16,415 16,764 Shareholders' Equity 88,940 86,368 Total Liabilities 9 de 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer